Dreyfus California Intermediate Municipal Bond Fund

SEMIANNUAL REPORT September 30, 2005



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus California Intermediate Municipal Bond Fund covers the six-month period from April 1, 2005, through September 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Monica S. Wieboldt.

Although yields of longer-term municipal bonds recently have begun to creep upward, they remained relatively low over the past six months even as short-term interest rates rose steadily. Moderate economic growth, low inflation expectations among U.S. investors and robust investor demand appear to have supported the tax-exempt bond market, offsetting concerns related to greater new issuance volume, soaring energy prices and the Federal Reserve Board's gradual move toward a less accommodative monetary policy.

Recent events — including sharply higher gasoline and energy prices, and Hurricane Katrina — have added a degree of uncertainty to the economic outlook, which could buoy investor sentiment in the bond market. Conversely, high energy and commodity prices could lead to greater inflation concerns, which may discourage some fixed-income investors. As always, we encourage you to discuss these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 17, 2005



DISCUSSION OF FUND PERFORMANCE

Monica S. Wieboldt, Senior Portfolio Manager

How did Dreyfus California Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended September 30, 2005, the fund achieved a total return of 2.16%.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), a national municipal index and the fund's benchmark index, achieved a total return of 2.22% for the same period.[2] In addition, the average total return for all funds reported in the Lipper California Intermediate Municipal Debt Funds category was 1.91%.[3]

We attribute the reporting period's results to the resilience of longer-term bonds, which retained most of their value despite rising short-term interest rates. The fund's return was roughly in line with its benchmark and slightly higher than its Lipper category average, primarily due to the fund's focus on securities toward the longer end of its maturity range.

What is the fund's investment approach?

The fund's goal is to seek as high a level of federal and California state tax-exempt income as is consistent with the preservation of capital. To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and California state personal income taxes. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years. Although the fund currently intends to invest only in investment-grade municipal bonds, or the unrated equivalent as determined by Dreyfus, it has the ability to invest up to 20% of its assets in municipal bonds of below investment-grade credit quality.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The fund was affected by changing investor expectations for economic growth and inflation. When the reporting period began, the Federal Reserve Board (the "Fed") already had become more concerned about inflation due, in part, to soaring energy prices. Consequently, the Fed continued to raise short-term interest rates, driving the overnight federal funds rate from 2.75% to 3.75% by the reporting period's end.

Contrary to historical norms, however, longer-term bond yields fell slightly during the reporting period, as their prices were supported by low inflation and robust investor demand for U.S. fixed-income securities. As a result, yield differences between shorter- and longer-term bonds narrowed, producing better performance at the long end of the maturity spectrum.

An improving credit environment in California also influenced the fund. The state enjoyed higher levels of private-sector employment and personal income during the reporting period, which helped support tax revenues and economic growth. In addition, the supply of newly issued bonds in California declined compared to the same period one year ago, while demand from individual investors remained robust. These factors helped California municipal bonds generally produce higher returns than bonds in the national municipal bond market.

In this environment, the fund achieved strong results from its focus on bonds with maturities in the 10- to 20-year range and a corresponding de-emphasis on shorter-term maturities. In addition, the fund benefited from its holdings of California's general obligation bonds, which rebounded as the state's fiscal condition improved, as well as good total-return performance among high yield issues, as investors looked to enhance income. The fund's overall credit quality remained high, with approximately 65% of the fund's holdings rated "triple-A." This emphasis on high-quality securities contributed positively to the fund's performance during the reporting period, but not as strongly as its lower-rated holdings which generally outperformed "triple-A" and "double-AA" securities during the reporting period.

What is the fund's current strategy?

Yield differences between short- and longer-term bonds have narrowed well beyond historical norms, making further yield curve-related gains potentially more difficult to achieve. In addition, the economic outlook has become more uncertain in the aftermath of hurricanes Katrina and Rita. Accordingly, we have adopted a more cautious investment posture, reducing the fund's emphasis on longer-term bonds in favor of a more benchmark-neutral stance. In addition, we have intensified our focus on higher-quality securities from well-known issuers that appeal to individual investors, helping to ensure liquidity.

October 17, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus California Intermediate Municipal Bond Fund from April 1, 2005 to September 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended September 30, 2005

Expenses paid per $1,000†	$ 3.90
Ending value (after expenses)	$1,021.60

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended September 30, 2005

Expenses paid per $1,000†	$ 3.90
Ending value (after expenses)	$1,021.21

† Expenses are equal to the fund's annualized expense ratio of .77%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

September 30, 2005 (Unaudited)

Long-Term Municipal Investments−96.0%	Principal Amount ($)	Value ($)
California−83.0%		
ABAG Finance Authority for Nonprofit Corporations:		
COP (Episcopal Homes Foundation) 5.25%, 7/1/2010	3,500,000	3,638,075
Revenue (San Diego Hospital Association)		
5.375%, 3/1/2021	4,000,000	4,218,520
Alameda Corridor Transportation Authority, Revenue		
5.125%, 10/1/2016 (Insured; MBIA)	2,000,000	2,152,960
Alameda County, COP		
5.375%, 12/1/2012 (Insured; MBIA)	2,000,000	2,215,580
Alameda Unified School District (Alameda County)		
Zero Coupon, 8/1/2018 (Insured; FSA)	2,000,000	1,132,500
Alta Loma School District		
Zero Coupon, 8/1/2015 (Insured; FGIC)	1,000,000	661,480
Burbank, Wastewater Treatment Revenue:		
5%, 6/1/2018 (Insured; AMBAC)	895,000	956,254
5%, 6/1/2019 (Insured; AMBAC)	945,000	1,006,831
California, GO:		
5%, 6/1/2016	2,000,000	2,158,140
(Various Purpose) 5%, 6/1/2011	2,000,000	2,149,780
(Veterans) 5.35%, 12/1/2016	2,000,000	2,098,160
California Department of Water Resources, Revenue:		
Power Supply 5.125%, 5/1/2019 (Insured; FGIC)	2,000,000	2,137,900
Water (Central Valley Project):		
5.50%, 12/1/2011	225,000 [a]	252,083
5.50%, 12/1/2015	1,275,000	1,408,697
5%, 12/1/2016 (Insured; MBIA)	1,750,000	1,900,622
Systems 5.50%, 12/1/2015 (Insured; FGIC)	2,000,000	2,285,740
California Health Facilities Financing Authority, Revenue:		
(Cedars-Sinai Medical Center)		
5%, 11/15/2019	2,000,000	2,097,940
(Health Facility−Adventist Health Systems):		
5%, 3/1/2017	870,000	910,838
5%, 3/1/2018	1,000,000	1,044,350
(Stanford Hospital and Clinics)		
5%, 11/15/2017	2,000,000	2,106,980
California Infrastructure and Economic Development Bank, Revenue:		
(Bay Area Toll Bridges−1st Lien)		
5.25%, 7/1/2017 (Insured; FSA)	2,000,000	2,193,040
(Workers Compensation Relief)		
5%, 10/1/2015 (Insured; AMBAC)	2,000,000	2,164,280

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
California Pollution Control Financing Authority, PCR		
(Atlantic Richfield Project) 5%, 4/1/2008	2,850,000	2,981,897
(San Diego Gas and Electric Co.)		
5.90%, 6/1/2014 (Insured; MBIA)	2,000,000	2,307,160
California Public Works Board, LR:		
(Department of Health Services−Richmond Lab):		
5%, 11/1/2019 (Insured; XLCA)	1,680,000	1,793,081
5%, 11/1/2020 (Insured; XLCA)	1,275,000	1,357,582
(Department of Mental Health−Coalinga)		
5.50%, 6/1/2018	2,500,000	2,761,700
California Statewide Communities Development Authority:		
Apartment Development Revenue		
(Irvine Apartment Communities) 5.05%, 5/15/2008	2,000,000	2,055,920
COP, Revenue (Huntington Memorial Hospital)		
5.50%, 7/1/2006 (Insured; Connie Lee)	2,000,000 [a]	2,079,100
MFHR (Equity Residential) 5.20%, 6/15/2009	2,000,000	2,106,140
Revenue:		
(California Endowment) 5.25%, 7/1/2020	2,280,000	2,488,871
(Huntington Memorial Hospital) 5%, 7/1/2017	3,000,000	3,176,700
(Kaiser Permanente) 3.90%, 7/1/2014	2,000,000	1,963,380
Capistrano Unified School District,		
Community Facilities District Special Tax		
5%, 9/1/2019 (Insured; FGIC)	3,545,000	3,795,312
Carson Redevelopment Agency		
(Area Number 1−Tax Allocation)		
5.50%, 10/1/2013 (Insured; MBIA)	1,000,000	1,125,540
Cathedral City, Limited Obligation Improvement		
Cove Improvement District Number 2004-2		
5%, 9/2/2021	1,050,000	1,040,298
Central California Joint Powers Health Financing		
Authority, COP (Community Hospitals of		
Central California) 6%, 2/1/2020	1,000,000	1,061,590
Central Unified School District, COP		
(Financing Project) 2%, 2/1/2006 (Insured; AMBAC)	1,000,000	995,640
Contra Costa Water Authority,		
Water Treatment Revenue		
5%, 10/1/2016 (Insured; FGIC)	1,000,000	1,074,260
Corona Redevelopment Agency, Tax Allocation		
(Merged Downtown Amended)		
5%, 9/1/2016 (Insured; FGIC)	1,000,000	1,073,980
Eastern Municipal Water District, Water and Sewer Revenue,		
COP 5.375%, 7/1/2017 (Insured; FGIC)	2,000,000	2,181,240

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
El Segundo Unified School District		
5.25%, 9/1/2017 (Insured; FGIC)	1,145,000	1,260,828
Elsinore Valley Municipal Water District, COP		
5.375%, 7/1/2015 (Insured; FGIC)	1,000,000	1,122,530
Escondido Unified School District		
5.25%, 8/1/2016 (Insured; FSA)	1,795,000	1,966,710
Foothill/Eastern Transportation Corridor Agency,		
Toll Road Revenue:		
7.05%, 1/1/2010	2,000,000	2,313,660
5.25%, 1/15/2012 (Insured; MBIA)	4,550,000	4,930,608
5.125%, 1/15/2019 (Insured; MBIA)	2,000,000	2,146,840
Fountain Valley School District, COP		
2.50%, 11/1/2006 (Insured; AMBAC)	2,000,000	1,984,160
Golden State Tobacco Securitization Corp.,		
Tobacco Settlement Revenue		
(Enhanced-Asset Backed):		
5.75%, 6/1/2008	3,500,000 [a]	3,742,375
5%, 6/1/2019	2,420,000	2,510,484
Hartnell Community College District		
5.25%, 8/1/2016 (Insured; MBIA)	1,880,000	2,079,919
Lancaster Financing Authority, Tax Allocation Revenue		
(Project Number 5 and 6 Redevelopment Projects)		
5%, 2/1/2016 (Insured; MBIA)	1,065,000	1,153,917
Lincoln Special Tax,		
Community Facilities District No. 2003		
5.65%, 9/1/2019	1,250,000	1,315,375
Los Angeles Community College District		
5.50%, 8/1/2011 (Insured; MBIA)	1,845,000 [a]	2,059,610
Los Angeles County Metropolitan Transportation Authority,		
Sales Tax Revenue 5%, 7/1/2017 (Insured; FGIC)	1,450,000	1,548,542
Los Angeles County Public Works Financing Authority, LR		
(Master Refunding Project)		
5%, 12/1/2008 (Insured; MBIA)	2,000,000	2,120,500
Los Angeles Unified School District:		
5.50%, 7/1/2012 (Insured; MBIA)	2,850,000	3,201,861
5.25%, 7/1/2014 (Insured; MBIA)	1,000,000	1,105,360
5.75%, 7/1/2015 (Insured; MBIA)	3,000,000	3,476,820
5%, 7/1/2017 (Insured; MBIA)	2,000,000	2,153,240
5%, 7/1/2019 (Insured; FGIC)	2,000,000	2,152,540
Marin Municipal Water District, COP (Financing Project)		
5%, 7/1/2016 (Insured; AMBAC)	1,545,000	1,659,824

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Metropolitan Water District of Southern California, Waterworks Revenue 5.25%, 3/1/2011	3,000,000 ᵃ	3,319,170
Midpeninsula Regional Open Space District Financing Authority, Revenue Zero Coupon, 9/1/2015 (Insured; AMBAC)	2,825,000	1,861,986
Milpitas Redevelopment Agency, Tax Allocation (Redevelopment Project Area Number 1):		
5.25%, 9/1/2017 (Insured; MBIA)	2,000,000	2,171,740
5.25%, 9/1/2018 (Insured; MBIA)	1,000,000	1,083,750
Modesto Irrigation District, COP (Capital Improvements) 5.25%, 7/1/2016 (Insured; FSA)	1,370,000	1,487,889
North Orange County Community College District 5%, 8/1/2019 (Insured; MBIA)	1,000,000	1,076,810
Orange County Community Facilities District, Special Tax: (Number 03-1 Ladera Ranch):		
5.25%, 8/15/2019	1,100,000	1,123,034
5.30%, 8/15/2020	1,450,000	1,481,262
(Number 04-1 Ladera Ranch) 4.875%, 8/15/2021	2,355,000	2,333,051
Oxnard Financing Authority, Wastewater Revenue 5%, 6/1/2016 (Insured; FGIC)	1,000,000	1,076,650
Palomar Pomerado Health (Election of 2004) 5%, 8/1/2019 (Insured; AMBAC)	1,985,000	2,129,131
Pasadena Area Community College District (Election of 2002) 5%, 6/1/2017 (Insured; FGIC)	1,170,000	1,256,065
Port of Oakland, Revenue 5%, 11/1/2013 (Insured; MBIA)	1,000,000	1,065,010
Rancho Water District 5.50%, 8/1/2008 (Insured; FSA)	1,670,000	1,784,879
Riverside County Public Financing Authority, Tax Allocation Revenue (Redevelopment Projects) 5.25%, 10/1/2018 (Insured; XLCA)	1,275,000	1,380,965
Riverside Improvement Board, Act 1915 (Canyon Springs Assessment):		
4%, 9/2/2010	1,230,000	1,235,154
4.25%, 9/2/2011	1,000,000	1,011,200
Sacramento City Unified School District (Election of 1999) 5.25%, 7/1/2020 (Insured; FSA)	2,435,000	2,658,070
Sacramento County, Special Tax (Community Facilities District Number 1):		
5.20%, 12/1/2007	1,110,000	1,140,259
5.40%, 12/1/2009	1,220,000	1,273,497

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
California (continued)		
Sacramento County Sanitation District Financing Authority, Revenue 5.50%, 12/1/2014	4,000,000	4,428,760
San Diego County, COP (Burnham Institute) 5.70%, 9/1/2011	3,700,000	3,905,350
San Diego Housing Authority, MFHR (Island Village Apartments) 5.10%, 7/1/2012 (Collateralized; FHLMC)	1,085,000	1,150,925
San Diego Unified School District (Election of 1998) 5.25%, 7/1/2016 (Insured; FSA)	1,465,000	1,620,993
San Francisco City and County Redevelopment Agency, Community Facilities District Number 6 (Mission Bay South Public Improvements):		
Zero Coupon, 8/1/2018	445,000	222,180
Zero Coupon, 8/1/2021	500,000	202,965
San Mateo County Community College District (Election of 2001) 5%, 9/1/2020 (Insured; MBIA)	2,000,000	2,143,460
San Mateo Redevelopment Agency (Tax Allocation) 5.10%, 8/1/2014	1,835,000	1,930,934
San Mateo Union High School District 5%, 9/1/2021 (Insured; FSA)	2,545,000	2,709,687
Santa Clara Unified School District 5.50%, 7/1/2016	1,870,000	2,059,861
South Orange County Public Financing Authority, Special Tax Revenue (Foothill Area) 5.25%, 8/15/2017 (Insured; FGIC)	2,000,000	2,184,360
South Placer Wastewater Authority, Wastewater Revenue 5.50%, 11/1/2010 (Insured; FGIC)	1,000,000 [a]	1,117,050
Southeast Resource Recovery Facilities Authority, LR:		
4%, 12/1/2007 (Insured; AMBAC)	1,000,000	1,023,110
5.25%, 12/1/2017 (Insured; AMBAC)	1,000,000	1,085,960
Sunnyvale, Solid Waste Revenue 5.50%, 10/1/2015 (Insured; AMBAC)	1,695,000	1,833,278
Truckee-Donner Public Utility District, COP:		
4.50%, 1/1/2008 (Insured; ACA)	1,500,000	1,534,275
4.50%, 1/1/2009 (Insured; ACA)	1,685,000	1,731,860
University of California, General Revenues 5%, 5/15/2015 (Insured; FSA)	1,280,000	1,390,400
Whittier Union High School District, GO Zero Coupon, 8/1/2011 (Insured MBIA)	2,000,000 [b]	1,616,340

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related–13.0%		
Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue:		
5.75%, 7/1/2010	1,000,000 [a]	1,107,600
5.75%, 7/1/2010	3,000,000 [a]	3,322,800
Guam, LOR (Section 30)		
5.50%, 12/1/2010 (Insured; FSA)	3,000,000	3,312,660
Puerto Rico Commonwealth (Public Improvement):		
5.75%, 7/1/2008 (Insured; MBIA)	2,000,000	2,142,800
5.50%, 7/1/2013 (Insured; FSA)	2,000,000	2,258,560
Puerto Rico Electric Power Authority, Power Revenue:		
5.75%, 7/1/2010 (Insured; FSA)	2,000,000 [a]	2,227,640
5%, 7/1/2022 (Insured; MBIA)	2,945,000	3,167,171
Puerto Rico Highway and Transportation Authority, Highway Revenue 6.25%, 7/1/2016 (Insured; FSA)	3,000,000	3,633,270
Puerto Rico Industrial Tourist Educational, Medical and Environmental Control Facilities Financing Authority, Industrial Revenue (Guaynabo Warehouse) 4.35%, 7/1/2006	1,170,000	1,179,091
Puerto Rico Public Buildings Authority, Revenue (Government Facility) 5.50%, 7/1/2016	1,500,000	1,678,950
Puerto Rico Public Finance Corp. (Commonwealth Appropriation) 5.25%, 2/1/2012 (Insured; AMBAC)	1,500,000	1,637,970
Virgin Islands Public Finance Authority, Revenue:		
5.625%, 10/1/2010	2,000,000	2,096,140
5.875%, 10/1/2018	1,000,000	1,049,700
Virgin Islands Water and Power Authority, Electric Systems 5.125%, 7/1/2011 (Insured; Radian)	1,000,000	1,048,100
Total Long-Term Municipal Investments (cost $213,819,442)		**220,019,616**

Short-Term Municipal Investments−2.6%	Principal Amount ($)	Value ($)
California−.9%		
California Department of Water Resources, Power Supply Revenue 2.65% (LOC; Bank of New York)	2,000,000 c	2,000,000
U.S. Related−1.7%		
Puerto Rico Government Development Bank, CP 3.45%, 1/30/2006	4,000,000	4,000,760
Total Short-Term Municipal Investments (cost $6,000,000)		**6,000,760**
Total Investments (cost $219,819,442)	**98.6%**	**226,020,376**
Cash and Receivables (Net)	**1.4%**	**3,250,585**
Net Assets	**100.0%**	**229,270,961**

Summary of Abbreviations

ACA	American Capital Access	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company	**GO**	General Obligation
AMBAC	American Municipal Bond Assurance Corporation	**HR**	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
CIC	Continental Insurance Company	**LR**	Lease Revenue
CIFG	CDC Ixis Financial Guaranty	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
COP	Certificate of Participation	**MFMR**	Multi-Family Mortgage Revenue
CP	Commercial Paper	**PCR**	Pollution Control Revenue
EDR	Economic Development Revenue	**RAC**	Revenue Anticipation Certificates
EIR	Environmental Improvement Revenue	**RAN**	Revenue Anticipation Notes
		RAW	Revenue Anticipation Warrants
FGIC	Financial Guaranty Insurance Company	**RRR**	Resources Recovery Revenue
FHA	Federal Housing Administration	**SAAN**	State Aid Anticipation Notes
FHLB	Federal Home Loan Bank	**SBPA**	Standby Bond Purchase Agreement
FHLMC	Federal Home Loan Mortgage Corporation	**SFHR**	Single Family Housing Revenue
		SFMR	Single Family Mortgage Revenue
FNMA	Federal National Mortgage Association	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FSA	Financial Security Assurance	**TAN**	Tax Anticipation Notes
GAN	Grant Anticipation Notes	**TAW**	Tax Anticipation Warrants
GIC	Guaranteed Investment Contract	**TRAN**	Tax and Revenue Anticipation Notes
		XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	63.8
AA		Aa		AA	6.3
A		A		A	11.5
BBB		Baa		BBB	9.7
F1		MIG1 / P1		SP1/A1	2.7
Not Rated [d]		Not Rated [d]		Not Rated [d]	6.0
					100.0

† *Based on total investments.*

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Purchased on a delayed delivery basis.*

c *Securities payable on demand. Variable interest rate—subject to periodic change.*

d *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	219,819,442	226,020,376
Cash		1,824,776
Interest receivable		2,738,073
Receivable for shares of Beneficial Interest subscribed		515,058
Prepaid expenses		7,826
		231,106,109
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		125,559
Payable for investment securities purchased		1,625,920
Payable for shares of Beneficial Interest redeemed		32,248
Accrued expenses		51,421
		1,835,148
Net Assets ($)		**229,270,961**
Composition of Net Assets ($):		
Paid-in capital		222,730,435
Accumulated net realized gain (loss) on investments		339,592
Accumulated net unrealized appreciation (depreciation) on investments		6,200,934
Net Assets ($)		**229,270,961**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		16,271,979
Net Asset Value, offering and redemption price per share—Note 3 (d) ($)		**14.09**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2005 (Unaudited)

Investment Income ($):	
Interest income	**4,738,786**
Expenses:	
Management fee–Note 3(a)	675,610
Shareholder servicing costs–Note 3(b)	106,661
Professional fees	31,005
Custodian fees	14,044
Trustees' fees and expenses–Note 3(c)	11,317
Prospectus and shareholders' reports	10,092
Registration fees	6,585
Loan commitment fees–Note 2	597
Miscellaneous	14,683
Total Expenses	**870,594**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(328)
Net Expenses	**870,266**
Investment Income–Net	**3,868,520**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	429,388
Net unrealized appreciation (depreciation) on investments	534,069
Net Realized and Unrealized Gain (Loss) on Investments	**963,457**
Net Increase in Net Assets Resulting from Operations	**4,831,977**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005
Operations ($):		
Investment income–net	3,868,520	7,284,736
Net realized gain (loss) on investments	429,388	890,097
Net unrealized appreciation (depreciation) on investments	534,069	(6,440,945)
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**4,831,977**	**1,733,888**
Dividends to Shareholders from ($):		
Investment income–net	(3,868,520)	(7,282,109)
Net realized gain on investments	(131,313)	(1,778,010)
Total Dividends	**(3,999,833)**	**(9,060,119)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	23,180,311	40,487,567
Dividends reinvested	2,982,974	6,836,689
Cost of shares redeemed	(19,001,614)	(42,916,604)
Increase (Decrease) in Net Assets **from Beneficial Interest Transactions**	**7,161,671**	**4,407,652**
Total Increase (Decrease) in Net Assets	**7,993,815**	**(2,918,579)**
Net Assets ($):		
Beginning of Period	221,277,146	224,195,725
End of Period	**229,270,961**	**221,277,146**
Capital Share Transactions (Shares):		
Shares sold	1,634,215	2,848,207
Shares issued for dividends reinvested	210,006	481,612
Shares redeemed	(1,337,777)	(3,037,883)
Net Increase (Decrease) in Shares Outstanding	**506,444**	**291,936**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31,				
		2005	2004	2003	2002 a	2001
Per Share Data ($):						
Net asset value, beginning of period	14.04	14.49	14.55	13.88	13.97	13.40
Investment Operations:						
Investment income−net	.24b	.48b	.52 b	.56b	.58b	.58
Net realized and unrealized gain (loss) on investments	.06	(.33)	.07	.68	(.09)	.57
Total from Investment Operations	.30	.15	.59	1.24	.49	1.15
Distributions:						
Dividends from investment income−net	(.24)	(.48)	(.52)	(.57)	(.58)	(.58)
Dividends from net realized gain on investments	(.01)	(.12)	(.13)	–	–	–
Total Distributions	(.25)	(.60)	(.65)	(.57)	(.58)	(.58)
Net asset value, end of period	14.09	14.04	14.49	14.55	13.88	13.97
Total Return (%)	2.16c	1.05	4.20	9.09	3.46	8.79
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.77d	.77	.76	.76	.76	.76
Ratio of net expenses to average net assets	.77d	.77	.76	.76	.76	.76
Ratio of net investment income to average net assets	3.44d	3.37	3.61	3.91	4.15	4.28
Portfolio Turnover Rate	15.12c	39.63	38.95	21.56	21.04	31.35
Net Assets, end of period ($ x 1,000)	229,271	221,277	224,196	220,393	197,339	179,693

a   As required, effective April 1, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of this change for the period ended March 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.14% to 4.15%. Per share data and ratios/supplemental data for periods prior to April 1, 2001 have not been restated to reflect this change in presentation.

b   Based on average shares outstanding at each month end.

c   Not annualized.

d   Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus California Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and California state income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2005 were as follows: tax exempt income $7,282,109, ordinary income $163,868 and long-term capital gains $1,614,142. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended September 30, 2005, the fund was charged $46,460 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2005, the fund was charged $34,973 pursuant to the transfer agency agreement.

During the period ended September 30, 2005, the fund was charged $1,847 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $112,874, shareholder servicing fees $1,000, chief compliance officer fees $929 and transfer agency per account fees $10,756.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended September 30, 2005, redemption fees charged and retained by the fund amounted to $2.

NOTE 4–Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2005, amounted to $42,913,766 and $32,899,071, respectively.

At September 30, 2005, accumulated net unrealized appreciation on investments was $6,200,934, consisting of $6,836,472 gross unrealized appreciation and $635,538 gross unrealized depreciation.

At September 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on August 10, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee, and Expense Ratio. The Board members reviewed the fund's performance, management fee, and expense ratio and placed significant emphasis on comparisons to a group of comparable funds, and to Lipper category averages, as applicable. The group of comparable funds

was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based,
in part, on selecting non-affiliated funds reported in the same Lipper
category (the "California Intermediate Municipal Debt Funds" category) as the fund. The Board members discussed the results of the
comparisons for various periods ended June 30, 2005, and noted that,
with respect to yield performance, the fund outperformed the Lipper
category averages for the 1-year, 3-year, 5-year, and 10-year periods.
With respect to total return performance, the Board members noted
that the fund outperformed the Comparison Group and Lipper category averages for each reported time period, and ranked in the first
quartile of the Comparison Group and Lipper categories for the 3-
year and 5-year periods. The Board members also discussed the fund's
management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the Comparison
Group. The fund's management fee was higher than the majority of
the fees of the Comparison Group funds. The Board also noted that
the fund's total expense ratio was higher than the Comparison Group
average and lower than the Lipper category average.

The Manager's representatives noted that there were no similarly managed mutual funds, institutional separate accounts, or wrap fee
accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies (and, as to mutual funds,
reported in the same Lipper category) as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and
profit received by the Manager and the method used to determine
such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the
Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus fund complex. The
Manager's representatives stated that the methodology had also been
reviewed by an independent registered public accounting firm which,

like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus
California Intermediate
Municipal Bond Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2005 Dreyfus Service Corporation

0902SA0905